ADVAXIS, INC.

305 College Road East

Princeton, New Jersey 08540

VIA EDGAR

July 18, 2019

Christine Westbrook

Division of Corporate Finance

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

RE:	Advaxis, Inc.
Registration Statement on Form S-1
File No. 333-232526

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Advaxis, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 22, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Kristopher D. Brown at (212) 813-8821. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Kristopher D. Brown, by facsimile to (646) 558-4102.

If you have any questions regarding this request, please contact Kristopher D. Brown of Goodwin Procter LLP at (212) 813-8821.

[Remainder of Page Intentionally Left Blank]

Sincerely,

ADVAXIS, INC.

/s/ Kenneth Berlin
Kenneth Berlin
President and Chief Executive Officer

Molly Henderson, Advaxis, Inc.

Kristopher D. Brown, Goodwin Procter LLP

Oded Har-Even, Zysman Aharoni Gayer and Sullivan & Worcester

Ron Ben-Bassat, Zysman Aharoni Gayer and Sullivan & Worcester